

June 24, 2010

William G. Miller
Co-Chief Executive Officer
Miller Industries, Inc.
8503 Hilltop Drive
Ooltewah, TN 37363

> **Re: Miller Industries, Inc.**
> **Form 10-K**
> **Filed March 10, 2010**
> **File No. 001-14124**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 7

1. We note your disclosure in the first paragraph of this section of "some of the important factors" that can affect your business. All material risks should be discussed in this section. In future filings, please revise to clarify that you have discussed all known material risks.

Definitive Proxy Statement on Schedule 14A

General

2. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
    necessary and describe the process you undertook to reach that conclusion.

Compensation of Executive Officers and Directors, page 9

Summary Compensation Table, page 12

3. Please advise why the Summary Compensation Table lists only four officers of the
    company.

Non-Employee Director Compensation for 2009, page 18

4. In future filings, please revise to disclose the aggregate grant date fair value of stock
    awards as computed in accordance with FASB Accounting Standards Codification Topic
    718.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Frank Madonia, General Counsel
        Fax: (770) 992-0479

        Jessica Nash
        Fax: (404) 541-3310